Exhibit 99.1

Westport Awarded Development Contract with a Global Heavy Truck Manufacturer to Adapt and Commercialize Next Gen LNG HPDI™ Fuel System for the Euro 7 Vehicle Platform

VANCOUVER, BC, Dec. 19, 2023 /CNW/ - Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX: WPRT) (NASDAQ: WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, today announced that it has been awarded a development program by a global heavy truck manufacturer to adapt its Next Generation LNG HPDI™ fuel system to meet the Euro 7 emissions requirements for heavy-duty vehicle applications. The value of the development program is estimated to be USD$33 million and will be funded by the original equipment manufacturer (OEM). Work on the program is already underway with a targeted launch of the new LNG and liquified biomethane fueled product within a few years.

Caption: The Westport Next Generation LNG HPDI™ fuel system consists of On and Off Engine Components: Fuel Rail, HPDI Fuel Injector, Gas Rail Inlet Injector & Gas Rail Vent Valve, Rail Pressure Regulator, HPDI Control Software, Integrated Gas Module, Cryogenic High-pressure Pump and Cryogenic Tank. (CNW Group/Westport Fuel Systems Inc.)

Westport's Next Generation HPDI fuel system has been developed to meet the Euro 7 standards and will introduce the following new features:

  Improved fuel pressure control, thereby improving fuel efficiency
  Supporting higher pressure fuel supply systems to maximize engine performance and Brake Thermal Efficiency (BTE)
  Improved reliability and durability
  On Board Fuel Consumption Monitoring (OBFCM)

"This new program exemplifies our longstanding relationship with the OEM, emphasizing our shared vision of creating sustainable transport solutions around the world. Our LNG HPDI fuel system enables long-haul trucks to significantly reduce CO2 emissions now while fully meeting a fleet's performance demands for payload, performance, and durability, as well as stringent Euro 7 emission regulations," said Anders Johansson, vice president of Heavy-Duty OEM for Westport Fuel Systems. "Our collaboration advances our realistic, affordable and immediately available solution for fleets to achieve their decarbonization goals as well as driving the acceleration and scaling of development for global market adoption for a variety of OEMs," he added.

The program marks Westport's next major engagement with the OEM to develop low carbon solutions for heavy-duty trucking with the development of Westport's Next Generation LNG HPDI fuel system encompassing on and off engine components. This new fuel system is an evolution of the existing HPDI LNG truck application from the OEM that is commercially available today and has been on the road for several years.

The Euro 7 standards are aimed at reducing air pollution from road transport, addressing pollutants such as nitrogen oxides (NOx) and particulate matter, by lowering emissions limits from new motor vehicles sold in the European Union, versus the standards currently set out in Euro VI. Final agreement on the new regulation remains outstanding, but for heavy-duty vehicles the European Commission's proposal is to implement the new standards from mid-2027.

About Westport Fuel Systems

At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the growth of the global market for alternative fuel systems, the factors responsible for such growth, the expected revenue, timing of revenue, timing of government regulations and expected date for commencement of production of the referenced LNG fuel system and components. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to the general economy, governmental policies and regulation, the demand for LNG fuel system and components, supply chain disruptions, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.

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SOURCE Westport Fuel Systems Inc.

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%CIK: 0001370416

For further information: Westport Media Relations, NA T: +1 947-339-8097, EUROPE T: +39 337-144-8438, E: media@wfsinc.com; Westport Investor Relations, T: +1 604-718-2046, E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 16:10e 19-DEC-23